

SERVICE CORPORATION INTERNATIONAL
ATTN: INVESTOR RELATIONS
1929 ALLEN PARKWAY
HOUSTON, TX 77019

V05463-P90830

Your **Vote** Counts!

SERVICE CORPORATION INTERNATIONAL

2023 Annual Meeting
Vote by May 1, 2023 11:59 PM ET. For shares held in a
Plan, vote by April 29, 2023 11:59 PM ET.



You invested in SERVICE CORPORATION INTERNATIONAL and it's time to vote!

You have the right to vote on proposals being presented at the Annual Meeting. **This is an important notice regarding the availability of proxy material for the shareholder meeting to be held on May 2, 2023.**

Get informed before you vote

View the Notice and Proxy Statement and Form 10-K online OR you can receive a free paper or email copy of the material(s) by requesting prior to April 18, 2023. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

 For complete information and to vote, visit **www.ProxyVote.com**

Control #

Smartphone users

Point your camera here and vote without entering a control number





Vote in Person at the Meeting*

May 2, 2023
9:00 AM CT

The Conference Center
Heritage I and II, Service Corporation International
1929 Allen Parkway
Houston, TX 77019

*Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

V1.1

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Voting Items	Board Recommends
1. Election of Directors	
Nominees:	
1a. Alan R. Buckwalter	✔ For
1b. Anthony L. Coelho	✔ For
1c. Jakki L. Haussler	✔ For
1d. Victor L. Lund	✔ For
1e. Ellen Ochoa	✔ For
1f. Thomas L. Ryan	✔ For
1g. C. Park Shaper	✔ For
1h. Sara Martinez Tucker	✔ For
1i. W. Blair Waltrip	✔ For
1j. Marcus A. Watts	✔ For
2. Ratify the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2023.	✔ For
3. To approve, by advisory vote, named executive officer compensation.	✔ For
4. To approve, by advisory vote, the frequency of the advisory vote on named executive officer compensation.	❶ Year
NOTE: Such other business as may properly come before the meeting or any adjournment thereof.	

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